REPORT UNDER SECTION 11.3 OF NI 51-102

ISSUER:	Southwestern Resources Corp.

DATE OF VOTE:	January 23, 2008 – Special Meeting of Shareholders of Southwestern Resources Corp.

Ratification and confirmation of shareholders' rights plan agreement dated as of July 23, 2007.

Aggregate common shares voted in person or by proxy	13,596,541
FOR	8,744,409
AGAINST	4,852,132

Resolution was carried.

Dated the 23rd day of January, 2008.

SOUTHWESTERN RESOURCES CORP. By: /s/ Thomas W. Beattie Thomas W. Beattie, Corporate Secretary